October 24, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Attn:	Jay Ingram, Legal Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Re:	Myers Industries Inc. (“Myers” or the “Company”)
Registration Statement on Form S-3
Filed September 26, 2017
File No. 333-220628

Dear Mr. Ingram:

The Company is in receipt of the comment letter dated October 10, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Response to Commission Comments

General

1.	You disclose that subsidiaries of Myers Industries, Inc. may issue guarantees but your registration statement does not appear to contain the financial information required by Rule 3-10 of Regulation S-X. If you are relying on Note 1 to Rule 3-10(f), please ensure that all required narrative disclosure is included in the notes to the financial statements. Please advise us how you intend to comply with Rule 3-10.

The Company respectfully acknowledges the Staff’s comment. The Registration Statement has been amended by an Amendment No. 1 to the Registration Statement, which removes the subsidiary guarantors as co-registrants and removes the guarantees as a class of securities being registered pursuant to the Registration Statement. Accordingly, the subsidiary guarantor financial statements are not required.

Furthermore, the Company confirms that if the Company decides to add guarantees after the Registration Statement has been declared effective, it will file a new registration statement to register the guarantees.

Please contact me at 330-761-6130 with any other questions.

Sincerely,

/s/ Kevin Brackman

Kevin Brackman

Chief Accounting Officer, Myers Industries, Inc.

cc:	Chris Ronne, Staff Attorney
Megan L. Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP